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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Alamos Gold Inc.
We consent to the use in this Annual Report on Form 40-F of:
•our Report of Independent Registered Public Accounting Firm, dated February 21, 2024 with respect to the consolidated financial statements of Alamos Gold Inc. (the “Company”) comprising the consolidated statements of financial position of the Company as of December 31, 2023 and December 31, 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and related notes; and
•our Report of Independent Registered Public Accounting Firm dated February 21, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023, each of which is included in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.
We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (File No. 333- 206182), on Form F-10 (File No. 333-272309) and on Form F-3 (File No. 333-236697) of the Company.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 26, 2024

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